ClimaChem, Inc.
16 South Pennsylvania 
Oklahoma City, OK 73107 
 405-235-4546 
Fax: 405-236-1209

VIA FACSIMILE: (212) 644-8396

March 18, 2004

Todd L. Boehly, Managing Director
Guggenheim Partners
153 East 57th Street, 9th Floor
New York, New York 10022

        RE: ClimaChem, Inc. Securities Purchase Agreement (the "SPA") dated May 24, 2002, as amended

Dear Todd:

ClimaChem, Inc. ("CCI") and LSB Industries, Inc. ("LSB") desire to repay certain debt existing between them in order to simplify the capital structure of such companies. A description of the repayment plan is generally described on Exhibit A. As indicated, the debt obligations among CCI and LSB will be simultaneously paid, prior to maturity, when offset by amounts owed as between them. The repayment transactions will be effective as of December 31, 2003.

Under the terms of the SPA, except under certain conditions which may not be applicable in this case, no Credit Party may prepay, redeem, defease, purchase or otherwise acquire any Indebtedness of any Credit Party. Since CCI debt will be prepaid by means of the offset, CCI hereby requests that Guggenheim and the Purchasers that are party to the SPA, consent to the prepayment of the CCI debt to LSB, by signing below where indicated.

For your information, Exhibit A also shows the effect of a 2004 transaction whereby LSB is purchasing the interest of a CCI subsidiary in the Option to Purchase Shares of a French air conditioning company, MultiClima. The purchase is for fair value and is for an amount equal to the net investment in the Option, which is approximately $2.6 million.

Please feel free to contact me with any questions. Thank you.

                                                          Sincerely,

                                                          David M. Shear
                                                          General Counsel

CONSENT

Notwithstanding the terms of the Loan and Security Agreement, Guggenheim Investment Management, LLC, as collateral agent and the Purchasers that are party to the SPA hereby consent to the prepayment of the CCI debt to LSB in accordance with Exhibit A.

By:____________________________________________________________

Todd L. Boehly, Managing Director for the Purchasers and Collateral Agent